Sanjoy Mukherjee Senior Vice President General Counsel and Secretary Everest Re Group, Ltd. Wessex House 45 Reid Street, 2nd Floor P.O. Box HM 845 Hamilton HM DX, Bermuda Tel: 866.233.0686

December 1, 2009

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Everest Re Group, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
Schedule 14A
Filed on April 9, 2009
File No. 001-15731

Dear Mr. Riedler:

Kindly accept the following in response to your letter dated October 29, 2009, to Mr. Craig Eisenacher requesting certain follow-up inquiries with regard to Everest Re Group, Ltd.’s original response filed October 23, 2009. In connection with this response, Everest Re Group, Ltd. (the “Company”) acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comments followed by the Company’s response in bold print.

SCHEDULE 14A

Compensation Discussion and Analysis

Base Salary and Bonus Determinations, page 14

1.	Please refer to your response to Comment 5. Please confirm that you will expand your disclosure to discuss the material factors that the Compensation Committee considered in adjusting base

Everest Re Group, Ltd.
File No. 001-15731
December 1, 2009

salaries and determining bonus awards payable to Named Executive Officers in next year’s Compensation Discussion and Analysis, excluding the bonus award payable to Mr. Taranto.

Response:

This will confirm that the Company’s 2010 Compensation Discussion and Analysis disclosure will include a discussion of any material factors identified and considered by the Compensation Committee in adjusting the base salaries and determining bonus awards payable to Named Executive Officers.

2.
We note your disclosure that Mr. Taranto’s performance-based compensation is subject to the Executive Performance Annual Incentive Plan and the specific objectives set forth therein. Section 2(g) of the Executive Performance Annual Incentive Plan sets forth performance criteria, whose level of achievement contributes to the amount of incentive compensation awarded to Mr. Taranto. Section 4(a) indicates that within ninety days after the beginning of each year, the Compensation Committee shall establish in writing (i) objective performance goal(s) for each participant for that year based on one or more of the performance criteria; (ii) the target award; and (iii) an objective method by which such amounts will be calculated, which calculation will be based upon a comparison of actual performance to the performance goal(s).

Your Compensation Discussion and Analysis does not disclose the performance criteria used to determine Mr. Taranto’s annual cash bonus. We note that ninety days has elapsed from the beginning of the 2009 fiscal year, so it appears that the performance criteria and target awards have been established pursuant to the Executive Incentive Plan. Please provide us with draft disclosure for your 2010 meeting proxy statement which provides the following:

•	The performance criteria; and
•	A discussion of how the level of achievement will affect the actual bonus to be paid, which is consistent with the definition of “Target Award” set forth in the Executive Incentive Plan.

To the extent that these objectives are quantified, the discussion in your proxy statement should also be quantified.  Please also confirm that you will disclose the level of achievement of these objectives.

       Response:

Although the Company has yet to formally finalize its 2010 Compensation Discussion and Analysis, we submit the following draft disclosure with respect to Mr. Taranto’s 2009 compensation that will be inserted into the Company’s 2010 proxy Compensation Discussion and Analysis:

“In the case of Mr. Taranto, the Compensation Committee established a personal performance grid that relates various levels of the Company’s earnings per share and corresponding net operating income and return on equity, to a maximum cash incentive award based upon the given level of Company performance.  For 2009, the Compensation

Everest Re Group, Ltd.
File No. 001-15731
December 1, 2009

Committee established the following objective goals and performance criteria under the Executive Performance Annual Incentive Plan:

•	A maximum cash bonus of $2.5 million if diluted earnings per share was between $15.42 and $21.13 (corresponding to a return on equity between 17% and 22.6%).

•	A maximum cash bonus of $2.25 million if diluted earnings per share was between $13.48 and $15.42 (corresponding to a return on equity between 15% and 17%).

•	A maximum cash bonus of $2 million if diluted earnings per share was between $11.55 and $13.48 (corresponding to a return on equity between 13% and 15%).

•	A maximum cash bonus of $1.7 million if diluted earnings per share was between $9.67 and $11.55 (corresponding to a return on equity between 11% and 13%).

•	A maximum cash bonus of $1.4 million if diluted earnings per share was between $7.82 and $9.67 (corresponding to a return on equity between 9% and 11%).

•	A maximum cash bonus of $1.1 million if diluted earning per share was between $6.00 and $7.82 (corresponding to a return on equity between 7% and 9%).

•	A maximum cash bonus of $800,000 if diluted earnings per share was below $6.00 (corresponding to a return on equity below 7%).

Although the above sets forth the various levels of the maximum cash bonus award that could be awarded to Mr. Taranto based upon objective Company performance, the Compensation Committee may, in its discretion, choose to reduce the actual amount of the award.  For 2009, based upon _______, Mr. Taranto’s cash bonus was ____.”

Please note that the blanks in the foregoing draft will be filled in with the final award amounts yet to be determined by the Compensation Committee as any final award is dependent on the Company’s 2009 year-end financial results.  As the above draft contemplates, the discussion will disclose the level of achievement with the above objectives.

Employment and Change in Control Agreements

Certain Transactions with Directors, page 28

3.
We note your response to Comment 6 and reissue the Comment.  It appears that Mr. Galtney, a director of your company, is affiliated with both GHIS and Oxford Insurance Services Limited.  The agreements cited in Comment 6 were entered into while Mr. Galtney served as director.  Accordingly, the three agreements are material in significance.  Please file these agreements as exhibits to your form 10-K pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Everest Re Group, Ltd.
File No. 001-15731
December 1, 2009

Response:

As an initial matter, I wish to thank Ms. Rose Zukin of your office for taking the time to discuss this comment with my office on Wednesday, November 4, 2009.  I appreciated Ms. Zukin’s assistance and professionalism in clarifying the Commission’s inquiry and its position relative to the pertinent statutory sections so that we may provide a more fulsome explanation of our position.

Respectfully, as set forth below, we do not believe that the Company is required to file the following agreements (the “Agreements”) as exhibits to our Form 10-K:

•	Program Administrator Agreement between GHIS and Everest National Insurance Co. and Mt. McKinley Managers (the “GHIS PA Agreement”);

•	Program Administrator Agreement between Everest Companies and Oxford (the “Oxford PA Agreement”); and

•	Subproducer Agreement between GHIS and Oxford (the “Subproducer Agreement”)1.

All three of the Agreements relate to the underwriting and sale of insurance products.  Accordingly, they are the type of contract such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.  Therefore, under Item 601(b)(10)(ii) of Regulation S-K, they are deemed to have been made in the ordinary course of business and are not required to be filed as material contracts unless both of the following conditions are satisfied:

•	The Agreements fall within one of the categories set forth in paragraphs (ii)(A), (ii)(B), (ii)(C) or (ii)(D) of Item 601(b)(10); and

•
The Agreements are not “immaterial in amount or significance.”  If the Agreements are “immaterial in amount or significance” they are covered by the exception clause at the end of the introductory paragraph of Item 601(b)(10)(ii) (the “Exception Clause”).

There is also a third condition that must be satisfied, which is set forth in the second sentence of Item 601(b)(10)(i) that states, in pertinent part:

“Only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.”
___________________________________
1           Neither the Company nor any of its subsidiaries is a party to the Subproducer Agreement, which addresses the duties and obligations of GHIS and Oxford to each other.  Moreover, neither the Company nor any of its subsidiaries has a “beneficial interest” in the Subproducer Agreement.

Everest Re Group, Ltd.
File No. 001-15731
December 1, 2009

Although each of the Agreements was entered into at a time when Mr. Galtney served as a director of the Company, we do not believe that this is the sole determinant for whether they must be filed as exhibits today.  The question is whether they are material contracts of the Company today in accordance with the standards summarized above.  For the reasons set forth below, we do not believe that the Agreements satisfy the conditions set forth in Item 601(b)(10)(ii) and (ii)(A) that would otherwise require their filing as exhibits.

The standard set forth in Item 601(b)(10)(ii)(A) that could require filing is based on the director being a party to the contract.  Mr. Galtney is not a party to any of the Agreements.  Therefore, the Agreements do not come within the enumerated types of contracts that must be filed.2  However, even if the Staff believes that the Agreements fall within the scope of Item 601(b)(10)(ii)(A), the Exception Clause provides that they do not need to be filed if they are “immaterial in amount or significance” (emphasis added).  This means that either immateriality in amount or immateriality in significance brings a contract within the scope of the Exception Clause.  In our previous response filed October 23, 2009, we indicated that the premiums and commissions generated by the Agreements rendered them immaterial in amount, because they represented a fraction of one percent of the gross premiums and commissions generated by the Company’s subsidiaries.

Moreover, in determining whether a contract is “immaterial in amount,” one must be careful not to import criteria from Item 404(a) of Regulation S-K into Item 601(b)(10)(ii) of Regulation S-K.  Item 404(a) requires disclosure of information about a transaction if the amount involved exceeds $120,000.  Because the amounts involved in the Agreements exceeded $120,000, and out of a desire for transparency, the Company provided disclosure about the Agreements in its proxy statement pursuant to Item 404(a).  But the question of whether a contract is “immaterial in amount” for purposes of Item 601(b)(10)(ii) is not governed by the $120,000 threshold in Item 404(a).  Rather, it should be based on an ordinary test of materiality, i.e., whether there is a substantial likelihood that a reasonable investor would consider it important.  The Company believes that the appropriate test for underwriting and sales agreements such as the Agreements is the percentage that the premium written and commissions payable under the Agreements represent, respectively, of the Company’s total premium written and commissions payable.

As detailed in our response letter of October 23, 2009, in the case of all three Agreements, these percentages are less than 1%, and in some cases far less than 1%.  The Company does not believe there is a substantial likelihood that a reasonable investor would consider it important to review copies of contracts that fall below that numerical threshold and, thus, the Agreements are not required to be filed because they are “immaterial in amount.”  We also concluded that given the fact that the Agreements were shown to be immaterial in amount for purposes of the Exception Clause, it was unnecessary to further demonstrate that the Agreements were immaterial in significance as well.

___________________________________
2           Mr. Galtney is currently the chairman and 99% owner of Oxford, a position he assumed on April 1, 2005.   He has not been affiliated with GHIS since March 31, 2005.

Everest Re Group, Ltd.
File No. 001-15731
December 1, 2009

Based on its plain wording, the Exception Clause applies to any contract that is “immaterial in amount or significance.”  To require an exhibit filing solely based on materiality in significance, irrespective of materiality in amount, is to substitute the conjunction “and” for the conjunction “or” that is actually used in the Exception Clause, thereby reading the clause as though it said: “immaterial in amount and significance.”  Such an interpretation does not track the wording of Item 601(b)(10)(ii) of Regulation S-K.  The Exception Clause plainly uses the wording “immaterial in amount or significance,” rather than “immaterial in amount and significance.”  On grammatical grounds, that means that either immateriality in amount or immateriality in significance brings a contract within the scope of the Exception Clause.

Although we believe that the foregoing renders it unnecessary to analyze whether the Agreements are material in significance, for the sake of completeness and out of respect for the Staff’s request, we present our analysis concluding that the Agreements are also immaterial in significance.  While, as described in footnote 2, Mr. Galtney is affiliated with the counterparties, he is not a party to any of the Agreements as required in Item 601(b)(10)(ii)(A).  However, even if the Staff believes that Mr. Galtney’s majority ownership of one of the counterparties is the same as the director being a party to the Agreement that fact, in and of itself, does not conclusively establish that the Agreements are material in significance.  If that were always and automatically the case, the Exception Clause would be unnecessary.  In order for the Exception Clause to have meaning, it has to impose some kind of limitation on the general requirement to file contracts that fall within one or more of the categories specified in paragraphs (ii)(A), (ii)(B), (ii)(C) or (ii)(D) of Item 601(b)(10) of Regulation S-K.  That means that a determination that a contract is “material in significance” for purposes of the Exception Clause requires something more than the mere fact that a director was a party to it.  The existence of the Exception Clause means it is possible for a contract with a director to be “immaterial in . . . significance,” in which case the Exception Clause expressly excludes it from being required to be filed as a material contract.

In TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976), the Supreme Court held that a fact is material if there is a substantial likelihood that a reasonable investor would consider it important.  A similar test should be applied to determine whether a contract is material or immaterial in significance.  For example, a reasonable investor might want to know about a contract that was entered into with a director on less favorable terms for the Company due to the director’s interest – i.e., a “sweetheart deal.”  That type of contract could be material in significance and could not be excluded under the Exception Clause, unless it was immaterial in “amount.”  In this instance, none of the terms contained within the Agreements were reached based upon any accommodations or concessions related to Mr. Galtney’s role as a director.

Applying the foregoing principles to the Agreements in question, and for the specific reasons set forth below with respect to each of the Agreements, the Company has concluded that Item 601(b)(10) does not require the Agreements to be filed as exhibits.

•	The GHIS PA Agreement is covered by the Exception Clause because it is “immaterial in amount.” It is immaterial in amount because in 2008 the premiums

Everest Re Group, Ltd.
File No. 001-15731
December 1, 2009

generated represented 0.01% of the Company’s consolidated gross written premium and the related commissions represented a negligible fraction of the Company’s consolidated commissions.  Even if the Exception Clause were interpreted to require that the GHIS PA Agreement also be “immaterial . . . in significance,” the GHIS PA Agreement satisfies that test, because its terms were not reached in consideration of any special concessions or accommodations based upon Mr. Galtney’s directorship position.

•
The Oxford PA Agreement is covered by the Exception Clause because it is “immaterial in amount.”  It is immaterial in amount because in 2008 the premiums generated represented 0.56% of the Company’s consolidated gross written premium and the commissions recorded and paid represented 0.12% and 0.17%, respectively, of the Company’s consolidated commissions.  Even if the Exception Clause were interpreted to require that the Oxford PA Agreement also be “immaterial . . . in significance,” the Oxford PA Agreement satisfies that test because its terms were not reached in consideration of any special concessions or accommodations based upon Mr. Galtney’s directorship position.

•
The Subproducer Agreement is not a contract to which the Company or any of its subsidiaries is a party, nor do the Company or any of its subsidiaries have a beneficial interest in the Subproducer Agreement.  Accordingly, based on the second sentence of Item 601(b)(10)(i), the Subproducer Agreement is not required to be filed.  The term “beneficial interest” is not defined in Item 601, but is defined, in pertinent part, in Black’s Law Dictionary as “[p]rofit, benefit or advantage resulting from a contract.”  Although the insurance products that GHIS sells as Oxford’s subproducer include insurance products issued by the Company’s subsidiaries, the profit, benefit and advantage that the Company’s subsidiaries derive from those sales are determined solely by the terms of the Oxford PA Agreement and not by the Subproducer Agreement.  The Subproducer Agreement only governs the rights and obligations as between Oxford and GHIS.  Even assuming, arguendo, that Oxford could be treated as an alter ego of the Company for purposes of the Subproducer Agreement, that agreement would not be an agreement with a related party, because it was entered into with GHIS in 2005 – after Mr. Galtney had ceased to be an affiliate of GHIS.

Finally, and in addition to all of the foregoing, the Subproducer Agreement would be covered by the Exception Clause because it is “immaterial in amount.”  It is immaterial in amount because in 2008 zero premiums were generated under the Subproducer Agreement, and the related commissions represented 0.04% of the Company’s consolidated commissions.  Even if the Exception Clause were interpreted to require that the Subproducer Agreement also be “immaterial . . . in significance,” its terms were not reached in consideration of any special concessions or accommodations based upon Mr. Galtney’s directorship position.

Everest Re Group, Ltd.
File No. 001-15731
December 1, 2009

Should you have any questions concerning the above responses please feel free to contact me at (908) 604-3573.

Very truly yours,

/S/ SANJOY MUKHERJEE
Sanjoy Mukherjee
Cc:	Ms. Rose Zukin, Staff Attorney
Dominic Addesso, Executive Vice President and Chief Financial Officer, Everest Re Group, Ltd.